SIDLEY AUSTIN LLP ONE SOUTH DEARBORN STREET CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866

December 15, 2014

VIA EDGAR SUBMISSION AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Susan Block
Tonya K. Aldave
Heather Clark
Claire Erlanger

Re:	Hennessy Capital Acquisition Corp.
Preliminary Proxy Statement on Schedule 14A (Revised)
Filed November 3, 2014
File No. 001-36267

Ladies:

On behalf of Hennessy Capital Acquisition Corp. (the “Company,” “Hennessy Capital,” “we,” “our” or “us”), we transmit herewith Amendment No. 2 to the above-referenced Preliminary Proxy Statement on Schedule 14A (“Amendment No. 2”) via the Securities and Exchange Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission contained in the Staff’s letter dated November 19, 2014 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type. We also are forwarding a copy of this letter via overnight courier, together with five (5) courtesy copies of Amendment No. 2, marked to show the revisions made in response to the Staff’s comments.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 2. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 2. Unless otherwise noted, all dollar amounts are in thousands.

U.S. Securities and Exchange Commission

December 15, 2014

Frequently used terms, page 8

1.	We note your response to our prior comment 4. Please refer to the definition of “Backstop Commitment” on page 8. We note the “Backstop Commitment” investor has agreed to vote in favor of the Business Combination. Please explain why you believe the identity of the “Backstop Commitment” investor and the investor(s) in the PIPE are not material to your investors. In your response, please also address what beneficial ownership percentages these investors may have at the time of the Business Combination. Refer generally to Rule 13d-3. We may have further comment once we review your response.

Response: In response to the Staff’s comment and prior comment 4, the Company has disclosed the identity of the Backstop Commitment investor and the investor in the PIPE Investment on pages 8 and 9 of Amendment No. 2. The Company respectfully advises the Staff that the beneficial ownership percentages these investors may have at the time of the Business Combination are set forth on pages 38, 39, 173 and 174 of Amendment No. 2.

Notes to Unaudited Pro forma Condensed Combined Financial Information, page 94

Note 3. Unaudited Pro forma Condensed Combined Balance Sheet Adjustments, page 95

2.	We note from your response to our prior comment 13 that you revised your disclosure in footnote (g) to indicate that the $40 million adjustment is to reflect the receipt of cash in connection with the issuance of $40 million of preferred shares in connection with the PIPE investment. However, in light of the fact that the adjustment described in footnote (e) reflects the $40 million receipt of cash in connection with the issuance of these preferred shares, we believe that the description in footnote (g) should be revised to clearly explain why you are including an additional $40 million to the cash balance in the redemption of common shares scenario. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has revised footnote (g) on page 95 of Amendment No. 2 in accordance with the Staff’s comment.

Description of Fairness Opinion of BMO Capital Markets, page 138

3.	We note your response to our prior comment 23 and reissue in part. Please revise to explain why the analysis supports a conclusion that this transaction is fair to the company’s shareholders. As such, please refer to your response to our prior comment 23 and include the last sentence of that response in this section of your filing.

Response: In response to the Staff’s comment, the Company has revised pages 143 and 144 of Amendment No. 2 in accordance with the Staff’s comment.

U.S. Securities and Exchange Commission

December 15, 2014

Financial Statements, page F-1

School Bus Holdings, Inc. and Subsidiaries Unaudited Interim Financial Statements for the Nine Months Ended June 28, 2014, page F-29

Note 2. Restatement of Previously Issued Unaudited Condensed Consolidated Financial Statements, page F-33

4.	We note from your response to our prior comment 31 that you restated your statements of operations for the nine months ended June 28, 2014 and June 29, 2013, and the years ended September 28, 2013, September 29, 2012 and October 1, 2011. We also note that your restatements for the nine months ended June 28, 2014 increased your operating profit by 12%. Please explain to us, and revise to disclose, the nature and amount of each adjustment made to selling, general and administrative expenses that resulted in a decrease in this expense for the nine months ended June 28, 2014. Also, as part of your response please explain to us why this restatement resulted in an increase in operating profit of 12% and an increase in net income of 4% for the nine months ended June 28, 2014, and an increase in net income of 5% for the nine months ended June 29, 2013. Additionally, in light of the fact that each line item adjustment consists of several adjustments, some that may offset each other, we believe it would be beneficial to the reader if you quantify the amounts of each adjustment within each line item. Please revise accordingly.

Response: The restatement of Blue Bird’s financial statements for the nine months ended June 28, 2014 resulted in a $1,424 (12%) increase in Blue Bird’s operating profit. This increase arose in part from a $524 increase in gross profit and in part from a $900 decrease in selling, general and administrative (“SG&A”) expenses. The decrease in SG&A expenses arose from the following:

•	SG&A expenses were reduced by $991 primarily to give effect to a VAT refund reclassified from other income (expense);

•	SG&A expenses were reduced by $115 to give effect to reclassification of legal settlement costs to Loss from discontinued operations, net of tax; and

•	SG&A expenses were increased by $206 to give effect primarily to bank charges reclassified from other income (expense).

The net effect of these three items was to reduce SG&A expenses by $900.

The $524 increase in gross profit arose from a $2,826 increase in net sales, offset in part by a $2,302 increase in costs of goods sold. The increase in net sales arose from the following:

•	Net sales were increased by a reclassification of extended warranty income from cost of goods sold to net sales ($2,954); and

•	Net sales were decreased by a reclassification of sales discounts from other income (expense), net to net sales of $128.

U.S. Securities and Exchange Commission

December 15, 2014

The net effect of these two items was to increase net sales by $2,826.

The increase in cost of goods sold arose from the following:

•	Reclassification of extended warranty income, as described above, which increased cost of goods sold ($2,954); this was offset in part by the following factors which reduced cost of goods sold:

•	Reclassification of vendor discounts from other income (expense), net to cost of goods sold ($161);

•	Correction to accrue for a vendor rebate ($373); and

•	Correction to capitalize inbound freight into inventory cost ($118).

The net effect of these factors was to increase costs of goods sold by $2,302.

The 4% increase in net income for the nine months ended June 28, 2014 resulted from a correction to accrue for a vendor rebate ($373) and an adjustment to inbound freight capitalization ($118), both of which reduced cost of goods sold and increased gross profit, offset in part by a $157 increase in taxes, for a net increase to net income of $334.

The 5% increase in net income for the nine months ended June 29, 2013 resulted primarily from the factors described in note “l” on page F-69 that reflected the change from “Other expense” of $1,292 (as initially reported) to “other income” of $53 (as restated).

We respectfully advise the Staff that we have not revised the notes to Blue Bird’s consolidated statements of operations for the nine months ended June 28, 2014 and June 29, 2013 since such financial statements have been replaced in Amendment No. 2 by Blue Bird’s financial statements for the fiscal year ended September 27, 2014 and the associated comparable periods. We advise the Staff that since we have updated Amendment No. 2 to include the financial statements for the fiscal year ended September 27, 2014, we have removed “as restated” from headings in Amendment No. 2 in accordance with ASC 250-10-50-9. Additionally, subsequent to the re-issuance of the nine-month year to date June 28, 2014 unaudited interim financial statements, we discovered an additional error in which we did not properly reflect the income taxes associated with a dividend paid on June 27, 2014. We determined the error to be material and have, therefore, further restated the nine-month year to date June 28, 2014 unaudited interim financial statements in an unaudited footnote within the annual financial statements. We have also corrected the nine-month year to date June 28, 2014 unaudited financial statements for additional immaterial errors related to 1) the income statement classification of parts sales shipping income by increasing both net sales and cost of sales by $1.1 million, 2) the balance sheet classification of our underfunded pension liability by decreasing accrued expenses and increasing accrued pension liability by $5.6 million, and 3) the balance sheet classification of our workers compensation liability by decreasing accrued expenses and increasing other liabilities by $0.1 million. These additional errors did not affect the financial statements for the nine months ended June 29, 2013. We have included disclosure of this additional restatement in an unaudited footnote to the audited annual September 27, 2014 financial statements, Note 18, “Restatement of Previously Issued Unaudited Condensed Consolidated Financial Statements (Unaudited),” beginning on page F-66. We also advise the Staff that we have included additional disclosure in Note 18, “Restatement of Previously Issued Unaudited Condensed Consolidated Financial Statements (Unaudited),” in response to the Staff’s comment above regarding the previous restatement.

School Bus Holdings, Inc. and Subsidiaries September 28, 2013 Audited Financial Statements, page F-48

Notes to Consolidated Financial Statements, page F-53

17. Equity Investment in Affiliate, page F-86

U.S. Securities and Exchange Commission

December 15, 2014

5.	We note from the significance tests in response to prior comment 40, that in the income test for 2013, you used Blue Bird’s net income of $54,208 as the denominator. In this regard, the denominator should be your net earnings before income taxes and extraordinary items, including the earnings of the equity method investee. Therefore, it appears that the denominator for your calculation should have been your pre-tax income of $25,056 plus the pre-tax loss of Micro Bird of $1,767. In light of this apparent error, and the fact that you use income averaging for the denominator in the income test for 2012 and 2011, please provide us with your calculation of the denominators for 2012 and 2011 of $8,853 and $14,025, respectively. Also, please note that for purposes of income averaging, loss years should be assigned a zero value.

Response: In response to the Staff’s comment, Blue Bird has revised its fiscal 2013 significance test under Rule 3-09 of Regulation S-X as reflected in the table below. We respectfully advise the Staff that Micro Bird had pre-tax income of $2,426 in fiscal 2013. Micro Bird had net income of $1,767 in fiscal 2013, and the amount recorded in Blue Bird’s fiscal 2013 consolidated statement of operations and comprehensive income of ($1,069) is net of tax applicable to Blue Bird’s provision of $2,836. Consistent with Section 2410.4(a) of the Staff’s Financial Reporting Manual, the denominator Blue Bird used for its revised fiscal 2013 significance calculations is Blue Bird’s income before tax expense and discontinued operations, plus the equity in earnings of Micro Bird from continuing operations before income taxes. The calculations are presented below, and we have also provided the financial information used for the five-year averaging calculation for fiscal 2012 and fiscal 2011 below (all Micro Bird results stipulated herein and in the below tables represent Blue Bird’s proportionate 50% share):

	Fiscal 2013
	Amount	Calculated %	Threshold %
Investment test:
Investment	$8,661	3%	20%

Total assets	$262,985

Income test:
Equity in earnings (pre tax)	$2,426	9%	20%

Income for use in the significant subsidiary test	$27,482

	Fiscal 2012
	Amount	Calculated %	Threshold %
Investment test:
Investment	$6,894	3%	20%

Total assets	$240,104

Income test:
Equity in earnings (pre tax)	$1,698	16%	20%

Income for use in the significant subsidiary test	$10,552	*

U.S. Securities and Exchange Commission

December 15, 2014

	Fiscal 2011
	Amount	Calculated %	Threshold %
Investment test:
Investment	$5,650	2%	20%

Total assets	241,349

Income test:
Equity in earnings (pre tax)	$1,558	10%	20%

Income for use in the significant subsidiary test	$15,583	*

*	Computational note — Average income from continuing operations before income taxes for the five years ended September 29, 2012 and October 1, 2011 was used for calculating the income test in accordance with the computational note provided under Rule 1-02(w)(3) because SBH’s losses as of September 29, 2012 and October 1, 2011 were at least 10% lower than the average for the last five years for both the fiscal 2012 and fiscal 2011 financial statement periods.

The pre-tax (loss) income of SBH for fiscal years 2012, 2011, 2010, 2009, 2008 and 2007 were ($3,485), ($5,835), ($12,433), ($37,349), $44,266 and $25,861, respectively. For purposes of calculating the five-year average and assigning a value of zero for loss years, the average income used in the significance calculation for fiscal 2012 and fiscal 2011 was $8,853 and $14,205, as shown below:

Fiscal 2012
Pre tax income (Fiscal 2008)	$44,266
Years	5

5 year average	$8,853
Micro Bird fiscal 2012 pre-tax income	$1,698
Denominator	$10,552

Fiscal 2011
Pre tax income (Fiscal 2008 and fiscal 2007)	$70,127
Years	5

5 year average	$14,025
Micro Bird fiscal 2011 pre-tax income	$1,558
Denominator	$15,583

U.S. Securities and Exchange Commission

December 15, 2014

6.	In a related matter, please explain to us why the pre-tax equity in earnings of Micro Bird included in your significance tests in your response to our prior comment 40 is consistent with the equity in earnings of your non-consolidated affiliate in your statement of operations for 2011 and 2012. Because the amount included in your significance test is pre-tax and the amount included in the statement of operations presumably is after tax, we would expect the amounts to differ. Please advise or revise accordingly.

Response: We respectfully advise the Staff that we have revised our calculations, as demonstrated above in our response to comment 5, to use Micro Bird’s pre-tax earnings for purposes of calculating our significance tests.

Other

7.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the planned mailing date for the proxy statement.

Response: In response to the Staff’s comment, Amendment No. 2 includes updated financial statements for Blue Bird and Hennessy Capital that comply with Rule 3-12 of Regulation S-X. Specifically, in lieu of providing unaudited interim financial statements for Blue Bird as of and for the nine months ended June 28, 2014 and for the nine months ended June 29, 2013 and for Hennessy Capital as of and for the six months ended June 30, 2014 and the period from September 24, 2013 (inception date) to June 30, 2014, Amendment No. 2 includes Blue Bird’s audited financial statements for the three fiscal years ended September 27, 2014, September 28, 2013 and September 29, 2012 and Hennessy Capital’s unaudited interim financial statements as of and for the nine months ended September 30, 2014 and the period from September 24, 2013 (inception date) to September 30, 2014. Amendment No. 2 also includes related updates to the “Unaudited Pro Forma Condensed Combined Financial Information,” “Hennessy Capital Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Blue Bird Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other appropriate sections.

*  *  *  *  *

U.S. Securities and Exchange Commission

December 15, 2014

If you have any questions regarding the foregoing or Amendment No. 2, please contact the undersigned at (312) 853-2071.

Very truly yours,

/s/ Michael P. Heinz

Michael P. Heinz

cc:	Daniel J. Hennessy, Hennessy Capital Acquisition Corp.
Peter H. Ehrenberg, Esq., Lowenstein Sandler LLP